Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 31, 2004 except for the sixth paragraph of Note 6 as to which the date is October 26, 2004 on the consolidated financial statements of W&T Offshore, Inc.; our report dated April 26, 2004 on the statement of revenues and direct operating expenses of certain oil and gas properties acquired from ConocoPhillips; and our report dated June 7, 2004 on the statement of revenues and direct operating expenses of certain oil and gas properties acquired from Burlington Resources, Inc., in Amendment No. 5 to the Registration Statement (Form S-1, Registration No. 333-115103) and related Prospectus of W&T Offshore, Inc., dated January 11, 2005.

/s/ Ernst & Young LLP

New Orleans, Louisiana

January 10, 2005